UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-02399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2014 (MM/DD/YY) AND ENDING 09/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.A. Davidson & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Third Street North
(No. and Street)

Great Falls (City) MT (State) 59401 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 25 2015
REGISTRATIONS BRANCH

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Doug Nicholson (406) 791-7284
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

171 N. Clark Street, Suite 200 (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Nelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.A. Davidson & Co., as of September 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security amounts of principal officers and directors that are classified as customer accounts (debits $337,901, credits $493,114).

Signature

CFO

Title

Notary Public

SUSAN R DELL
NOTARY PUBLIC for the
STATE OF MONTANA
Residing at Great Falls, Montana
My Commission Expires
February 14, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm and
Statements of Financial Condition for

D.A. Davidson & Co.

September 30, 2015 and 2014

DAVIDSON

D|A|DAVIDSON

Grant Thornton LLP
Grant Thornton Tower
171 N. Clark Street, Suite 200
Chicago, IL 60601-3370
T +1 312 856 0200
F +1 312 565 4719
grantthornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
D.A. Davidson & Co.

We have audited the accompanying statements of financial condition of D.A. Davidson & Co. (the Company, a wholly owned subsidiary of D.A. Davidson Companies) as of September 30, 2015 and 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.A. Davidson & Co. as of September 30, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
November 25, 2015

D.A. DAVIDSON & CO.

Statements of Financial Condition

Assets	September 30, 2015	2014
Cash and cash equivalents	$ 47,354,678	$ 13,810,353
Cash segregated under federal regulations	4,995,898	4,995,898
Securities purchased under agreements to resell	22,406,717	38,047,874
Receivables:		
Customers, net	138,251,125	150,511,106
Brokers, dealers and clearing organizations	44,266,222	52,910,043
Related parties	806,078	861,559
Other	14,665,441	13,408,697
Securities owned	71,924,196	96,054,451
Equipment and leasehold improvements (less accumulated depreciation and amortization of $34,134,386 in 2015 and $34,460,715 in 2014)	15,278,643	14,367,789
Notes receivable, net	19,481,411	24,231,235
Goodwill and intangible asset, net	4,451,802	4,777,397
Deferred tax asset, net	13,363,383	11,940,101
Other assets	20,050,950	13,615,725
Total assets	$ 417,296,544	$ 439,532,228

Liabilities and Shareholder's Equity	2015	2014
Liabilities:		
Checks in advance of deposits	$ 11,377,194	$ 10,972,943
Loans payable to banks	—	6,000,000
Payables:		
Customers	105,692,589	102,102,058
Brokers, dealers and clearing organizations	6,558,187	6,013,287
Related parties	2,984,757	3,237,266
Securities sold, not yet purchased	20,998,105	53,189,237
Income taxes payable	452,528	925,662
Accrued employee compensation	48,461,427	47,458,589
Other payables and accrued liabilities	19,423,210	20,543,493
Total liabilities	215,947,997	250,442,535
Commitments and contingencies		
Shareholder's equity:		
Common stock ($0.10 par value. Authorized 3,000,000 shares; 1,000 shares issued and outstanding)	100	100
Additional paid-in capital	82,150,231	73,816,839
Retained earnings	119,198,216	115,272,754
Total shareholder's equity	201,348,547	189,089,693
Total liabilities and shareholder's equity	$ 417,296,544	$ 439,532,228

See accompanying notes to the statements of financial condition.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition

September 30, 2015 and 2014

(1) Summary of Significant Accounting Policies

Organization

D.A. Davidson & Co. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company is a Montana corporation that is a wholly-owned subsidiary of D.A. Davidson Companies (the Parent). The Company's activities as a securities broker-dealer comprise several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services. These services are provided to its customers throughout the nation from its offices primarily located in the west, concentrated along the Pacific Coast and Rocky Mountain regions.

The Company follows accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification* (the Codification or ASC).

(a) *Recent Accounting Pronouncements*

The Company did not adopt any new accounting pronouncements that would impact the Company's financial condition, results of operations, or cash flows as of and for the years ended September 30, 2015 and 2014.

The FASB has issued Accounting Standards Updates (ASUs) that will be effective for future fiscal years. The Company is currently assessing the impact of adopting the new pronouncements for future reporting periods.

(b) *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The Company considers its more significant estimates to include the accrual for legal claims, reserves for claims under the Company's self-insured employee medical plan, the valuation of Level 3 securities, allowances for doubtful and impaired receivables, and the valuation of assets and liabilities assumed in business acquisitions.

(c) *Securities Lending Activities*

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(d) Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are financing transactions collateralized by negotiable securities and are carried at contractual amounts plus accrued interest. The Company's policy is to obtain possession of the collateral with a market value equal to or in excess of the principal amount loaned. The Company monitors daily the market value of the securities acquired as compared to the amounts due and may require counterparties to deposit additional collateral, or may return collateral to counterparties, when necessary.

(e) Securities

Securities at September 30, 2015 and 2014 consist of bonds, stocks and other investments. The Company classifies its investments as trading securities. Securities are bought and held principally as inventory for the purpose of sales in the near term. Securities are recorded at fair value with realized and unrealized gains and losses included in trading revenue.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation techniques used are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following hierarchy:

- Level 1 securities include inputs based on quoted prices in active markets for identical securities, which provides the most reliable fair value measurement. This category generally includes actively traded equity securities and mutual funds.

- Level 2 securities include inputs other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. These observable inputs include quoted prices for similar securities, and bond pricing models based on interest rates, credit risk, and remaining maturity for similar securities. This category generally includes corporate bonds, municipal bonds, government agency mortgage backed bonds, and United States (U.S.) government obligations.

- Level 3 securities do not have observable pricing for all significant inputs as of the measurement date. These securities are valued based on management's best estimate of fair value, which may include significant judgment or estimation. Factors that may be considered in the valuation estimate include the cost, terms and liquidity of the security, the financial condition and operating results of the issuer, market prices of similar securities, pricing models based on estimated cash flows and yields, the values established in the financial statements of limited partnership investments, and other factors generally applicable to the valuation of securities. This category includes certain sanitation improvement district obligations and auction rate preferred securities.

See footnote 5 for further information regarding Securities Owned and Securities Sold, Not Yet Purchased.

(f) *Income Taxes*

The Company and its sister corporations are included in the consolidated U.S. federal and various combined state income tax returns filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis.

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

The Company records uncertain tax positions when the effect of the outcome is considered more likely than not and reasonably estimable. As of September 30, 2015, the Company has not made any accruals for uncertain tax positions.

(g) *Cash Equivalents*

Cash equivalents consist primarily of money market funds which invest in U.S. Treasury bills, notes and commercial paper with original maturities of 90 days or less, and amounted to $25,000,000 and $0 at September 30, 2015 and 2014, respectively. The money market funds are classified as Level 1 assets in the fair value hierarchy. The Company has cash deposit accounts with financial institutions in which the balances may exceed the Federal Deposit Insurance Corporation (FDIC) insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

(h) *Cash Segregated Under Federal Regulations*

Cash segregated under federal regulations represents cash or qualified securities segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3, *Customer Protection – Reserves and Custody of Securities*, of the Securities and Exchange Commission.

(i) *Receivables from and Payables to Customers*

Accounts receivable from and payable to customers are recorded on a settlement date basis and include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

(j) *Equipment and Leasehold Improvements*

Equipment and leasehold improvements are recorded at cost. Depreciation is provided on a straight-line or accelerated basis using estimated useful lives of the assets. Leasehold improvements are amortized over the

lesser of the economic useful life of the improvement or the term of the lease. Estimated useful lives range from 2 to 10 years.

(k) Goodwill and Intangible Assets

Goodwill represents the excess of consideration given over fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values. As of September 30, 2015 and 2014, the balance of goodwill was $2,395,337.

The Company is required to identify the related reporting unit that pertains to any goodwill balance and to test goodwill for impairment by comparing the fair value of the reporting unit to the carrying amount of the reporting unit. The Company has identified its related reporting unit as its equity capital markets business and has allocated goodwill accordingly. The Company estimated the fair value of the reporting unit and determined that the unit's fair value exceeds its carrying value, and consequently, no impairment was evident at September 30, 2015 and 2014.

In connection with the March 2009 acquisition of the assets and operations of Ruan Securities, the Company recorded an intangible asset of $1,348,060 identifiable with the Ruan customer base, which is being amortized over the estimated useful life of seven years.

In connection with the August 2013 Crowell, Weedon & Co. (CW) merger the Company recorded an intangible asset of $2,651,473 identifiable with the CW customer base, which is being amortized over the estimated useful life of ten years. The value of the intangible asset is based on the present value of estimated net cash flows from the CW customer accounts over the ten year period. See footnote 3 for further discussion of this acquisition.

The balance of these intangible assets was $2,056,465 and $2,382,060, net of accumulated amortization of $3,143,068 and $2,817,473 as of September 30, 2015 and 2014, respectively.

(l) Allowance for Doubtful and Impaired Receivables

The Company provides an allowance for losses on doubtful and impaired customer accounts and notes receivable based on management's evaluation of existing accounts outstanding and historical experience related to such activity. A receivable is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the receivable's original agreement. When a specific receivable is determined to be doubtful or impaired, the allowance for receivables is increased through a charge to expense for the amount of the estimated loss or impairment.

The Company's allowances for estimated losses and impairment on customer accounts and notes receivable totaled $865,186 and $548,610 at September 30, 2015 and 2014, respectively. The Company has an investment in an impaired customer account and does not recognize a related allowance for credit losses for the impaired customer account. The investment in the impaired customer account totaled $501,192 and $532,500 at September 30, 2015 and 2014, respectively.

(m) *Stock-Based Compensation*

The Parent's stock option plan provides for the granting of Parent common stock options to officers, key employees and directors of the Company. The Company accounts for its share-based compensation in accordance with ASC 718, *Compensation—Stock Compensation*, which requires recognition of expense related to the fair value of share-based compensation.

(n) *Long-Lived Assets*

The Company's long-lived assets, such as property, plant and equipment, and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. The Company did not record any impairment charges during the years ended September 30, 2015 and 2014 as there were no long-lived assets that were considered impaired.

(o) *Notes Receivable*

Notes receivable consist of unsecured loans to Company employees. These notes earn interest at rates consistent with market rates at the time of issuance and are repaid over a term of three to ten years. Repayment is generally made with the employees' bonus compensation.

(p) *Reclassifications*

Certain reclassifications have been made to the prior year disclosures to provide a presentation consistent with the current year. The reclassifications did not impact prior year income.

(2) Net Capital Requirements

D.A. Davidson & Co. is subject to the Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers*, pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions as defined in the Formula Reserve Requirements under Rule 15c3-3. At September 30, 2015, the Company's net capital of $120,542,337 was 73.94% of aggregate debit items and net capital exceeded the required capital of $3,260,576 by $117,281,761.

The net capital computation included in the Company's FOCUS report filed with the Financial Industry Authority on October 23, 2015 reported net capital of $119,551,561 which differed from the amount above due to period end adjustments for net income (primarily comprised of expense accrual adjustments), allowable credits adjustments, and security haircut adjustments.

(3) Acquisition of Crowell, Weedon & Co.

On August 5, 2013, the Company's Parent acquired all of the ownership interests of CW pursuant to a merger agreement with a newly-formed subsidiary, which was merged into the Company on November 29, 2013. CW was a regional broker-dealer located in southern California primarily in the private client business. The consideration for the CW merger included 711,166 shares of Parent company stock with a fair value as of the merger date of $14,714,031 and $10,913,836 of cash. In addition, 120,681 shares of the Parent Company stock with a fair value of $2,496,888 as of the merger date were deposited in escrow to secure indemnification responsibilities of the CW owners to the Company. Any of these shares remaining after satisfaction of all outstanding indemnification claims will be released to the CW owners. The merger of CW expanded the Company's private client and capital markets businesses into southern California.

(4) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following:

	Receivable	Payable
September 30, 2015:		
Securities failed-to-deliver/receive	$ 10,692,134	$ 3,930,594
Broker Omnibus	17,173,131	—
Unsettled proprietary trades	15,829,680	—
Other	571,277	2,627,593
	$ 44,266,222	$ 6,558,187
September 30, 2014:		
Securities failed-to-deliver/receive	$ 4,130,831	$ 3,496,601
Broker Omnibus	16,301,498	—
Unsettled proprietary trades	31,858,482	—
Other	619,232	2,516,686
	$ 52,910,043	$ 6,013,287

(5) Securities Owned and Securities Sold, Not Yet Purchased

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note 1(e) for a discussion of the Company's fair value measurement accounting policies.

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring basis as of September 30, 2015 and 2014:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
September 30, 2015:				
Securities owned:				
Equity securities	$ 2,081,536	$ —	$ —	$ 2,081,536
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	—	16,694,700	—	16,694,700
Debt securities issued by states of the U.S. and political subdivisions of the states	—	18,148,623	1,641,820	19,790,443
Corporate debt securities	—	8,217,607	—	8,217,607
Certificates of deposit	—	23,582,716	—	23,582,716
Auction rate preferred securities	—	—	1,119,000	1,119,000
	$ 2,081,536	$ 66,643,646	$ 2,760,820	71,486,002
Limited partnerships				438,194
Total securities owned				$ 71,924,196
Securities sold, not yet purchased:				
Equity securities	$ 2	$ —	$ —	$ 2
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	—	20,995,067	—	20,995,067
Debt securities issued by states of the U.S. and political subdivisions of the states	—	3,036	—	3,036
Certificates of deposit	—	—	—	—
Total securities sold, not yet purchased	$ 2	$ 20,998,103	$ —	$ 20,998,105

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
September 30, 2014:				
Securities owned:				
Equity securities	$ 2,766,711	$ —	$ —	$ 2,766,711
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	—	35,370,472	—	35,370,472
Debt securities issued by states of the U.S. and political subdivisions of the states	—	11,644,369	5,744,689	17,389,058
Corporate debt securities	—	18,552,985	—	18,552,985
Certificates of deposit	—	20,403,638	—	20,403,638
Auction rate preferred securities	—	—	1,094,000	1,094,000
	$ 2,766,711	$ 85,971,464	$ 6,838,689	95,576,864
Limited partnerships				477,587
Total securities owned				$ 96,054,451
Securities sold, not yet purchased:				
Equity securities	$ 773,692	$ —	$ —	$ 773,692
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	—	40,583,402	—	40,583,402
Debt securities issued by states of the U.S. and political subdivisions of the states	—	1,119,300	—	1,119,300
Certificates of deposit	—	10,712,843	—	10,712,843
Total securities sold, not yet purchased	$ 773,692	$ 52,415,545	$ —	$ 53,189,237

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value:

	Level 3 Beginning Balance	Purchase of Investments	Sale/ Redemption of Investments	Realized Gain/(Loss)	Change in Unrealized Gain/(Loss)	Level 3 Ending Balance
2015						
Securities Owned:						
Debt securities issued by states of the U.S. and political subdivisions of the states	$ 5,744,689	$ 10,859,160	$ (15,054,609)	$ (46,662)	$ 139,242	$ 1,641,820
Auction rate preferred securities	1,094,000	25,000	—	—	—	1,119,000
	$ 6,838,689	$ 10,884,160	$ (15,054,609)	$ (46,662)	$ 139,242	$ 2,760,820
2014						
Securities Owned:						
Debt securities issued by states of the U.S. and political subdivisions of the states	$ 6,750,576	$ 15,882,819	$ (17,923,661)	$ 307,977	$ 726,978	$ 5,744,689
Auction rate preferred securities	1,344,000	—	(250,000)	—	—	1,094,000
	$ 8,094,576	$ 15,882,819	$ (18,173,661)	$ 307,977	$ 726,978	$ 6,838,689

There were no transfers between levels during the years ended September 30, 2015 and 2014.

The following table summarizes the valuation techniques and significant unobservable inputs used for the Company's investments categorized as level 3 in the fair value hierarchy as of September 30, 2015 and 2014:

Name	Fair Value	Valuation Technique	Unobservable Inputs	Range of Input Values/ (Weighted Avg)
2015				
Debt securities issued by states of the U.S. and political subdivisions of the states	$ 1,641,820	Discounted cash flow approach	Repayment terms	1-17 years
			Discount rates	7.75%
			Estimated housing starts	1-6
			Bond tax levy	0.70%
			Developed lot value	$300,000-$1,000,000
Auction rate preferred securities	$ 1,119,000	Market indications or prices from private sources	NA	NA
2014				
Debt securities issued by states of the U.S. and political subdivisions of the states	$ 5,744,689	Discounted cash flow approach	Repayment terms	1-20 years
			Discount rates	7.75%
			Estimated housing starts	1-6
			Bond tax levy	0.70%
			Developed lot value	$200,000-$1,100,000
Auction rate preferred securities	$ 1,094,000	Market indications or prices from private sources	NA	NA

The Company's investments in limited partnerships are valued at net asset value.

(6) Equipment and Leasehold Improvements

Equipment and leasehold improvements as of September 30, 2015 and 2014 consist of the following:

	2015	2014
Furniture and equipment	$ 15,437,085	$ 15,427,920
Computer hardware	11,652,906	11,019,754
Software	3,257,626	3,197,088
Leasehold improvements	18,438,517	18,552,201
Construction in progress	626,895	631,541
Total fixed assets	49,413,029	48,828,504
Less: Accumulated depreciation	(34,134,386)	(34,460,715)
	$ 15,278,643	$ 14,367,789

(7) Loans Payable to Banks

At September 30, 2015, the Company had three revolving lines of credit totaling $125,000,000, secured by certain Company or customer margin assets. These revolving lines of credit are payable on demand and bear interest at rates that vary with the federal funds rates. One of the lines has a maturity date of March 17, 2016, another has a maturity date of November 30, 2015, and the third line of credit does not specify a maturity date or the amount of credit available. The Company did not have any outstanding borrowings under these revolving lines of credit at September 30, 2015.

At September 30, 2014, the Company had two revolving lines of credit totaling $50,000,000, secured by certain Company or customer margin assets. There was $6,000,000 borrowed under these revolving lines of credit at September 30, 2014.

The Parent has pledged two-thirds of the Company's outstanding common stock in connection with a $20,000,000 non-revolving line of credit of the Parent, which bears interest at varying rates tied to the LIBOR rate plus 2.0%-3.0% or the prime rate plus 0.0%-0.75%, as applicable. As of September 30, 2015, $14,500,000 was outstanding under this line of credit at an interest rate of 3.75%.

(8) Employee Benefit Plans

Employees of the Company participate in the Parent's retirement savings and profit sharing plan and employee stock ownership plan. Each plan is a defined contribution plan covering all employees who have completed a year of service. Participants become 100% vested in the employer contribution account after six years of service. The proportionate cost of the respective plans is borne by the Company through annual contributions in amounts determined by the board of directors of the Parent. Investments of the employee stock ownership plan consist entirely of common stock of the Parent, which is appraised twice annually including as of the end of each plan year by an independent certified business appraiser to determine the current fair market value.

Participants may contribute to the Parent's retirement savings and profit sharing plan under the retirement savings portion of the plan. Contributions are based on a participant's choice of a percentage of compensation up to limits established by the plan.

(9) Income Taxes

Differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities are as follows:

		2015		2014
Deferred tax assets:				
Employee compensation and benefits	$	11,410,628	$	9,580,206
Equipment and leasehold improvements, principally difference in depreciation		840,597		806,492
Accrued expenses		1,442,311		1,816,009
Intangible assets		349,269		331,587
Other		661,359		593,642
Total deferred tax assets		14,704,164		13,127,936
Deferred tax liabilities:				
Prepaid expenses		1,340,781		1,126,784
Other		-		61,051
Total deferred tax liabilities		1,340,781		1,187,835
Net deferred tax asset	$	13,363,383	$	11,940,101

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods in which the deferred tax assets are deductible, at September 30, 2015, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(10) Related Party Transactions

The Parent wholly owns the Company and the Company's three sister corporations: Davidson Investment Advisors, Inc., D.A. Davidson Trust Company, and Davidson Fixed Income Management, Inc. Additional related parties consist of significant shareholders of the Parent, directors and principal officers.

In the normal course of business, the Company advances funds to and receives funds from the Parent and sister corporations. These receivables and payables bear interest at broker call rates and consisted of $468,178 and $456,882 of receivables and $2,491,643 and $2,951,445 of payables at September 30, 2015 and 2014, respectively.

The Company rents its Great Falls, Montana office space, at terms which it considers to be fair market value, from a partnership whose partners include the Chairman Emeritus of the Parent and his immediate family.

(11) Stock Based Compensation

The Parent's stock option plan (the Plan) provides for the granting of Parent common stock options to officers, key employees and directors of the Parent and its subsidiaries. All options currently outstanding vest or are earned over periods ranging from one to four years.

Stock option activity for the Company's portion of the Plan for the years ended September 30, 2015 and 2014 was as follows:

	Options Outstanding		
	Weighted Average Remaining Contractual Life	Number of Shares	Weighted Average Exercise Price
Outstanding at September 30, 2013 (5,875 exercisable)		19,500	20.81
Granted		5,000	20.03
Expired		(17,000)	21.14
Outstanding at September 30, 2014 (1,250 exercisable)		7,500	19.53
Granted		-	-
Expired		-	-
Outstanding at September 30, 2015 (2,875 exercisable)		7,500	$ 19.53
Exercisable at September 30, 2015	28 months	2,875	$ 19.05

Options issued by the Parent are incentive stock options, which generally do not provide any tax benefit for the Parent or the Company. The Company expects all its outstanding options to vest. No options were exercised during the years ended September 30, 2015 and 2014.

As of September 30, 2015 and 2014, respectively, there was $8,859 and $13,626 of total unrecognized compensation cost related to options granted since December 1, 2009. Those costs are expected to be recognized over the remaining weighted average vesting period of 3.3 (2014 options), and 0.3 (2012 options) years as of September 30, 2015.

The following table summarizes the status and activity regarding share based awards offered by the Company:

	Share-Based Awards	
	Number of Shares	Weighted Average Exercise Price
Outstanding at September 30, 2013	463,433	19.97
Granted	223,591	20.16
Vested	(86,244)	19.84
Forfeited	(11,294)	19.85
Outstanding at September 30, 2014	589,486	20.06
Granted	290,252	22.10
Vested	(70,355)	20.13
Forfeited	(17,169)	20.75
Outstanding at September 30, 2015	792,214	$ 20.79

The share-based awards listed above are a result of compensation agreements the Company has with certain employees which provide for the issuance of its Parent's stock in future years, upon satisfaction of vesting requirements. In addition, the Company offers restricted stock grants of the Parent, in which shares of the Parent are issued subject to forfeiture if vesting conditions are not satisfied. There was $11,583,875 and $10,775,226 of total unrecognized compensation related to these share-based awards as of September 30, 2015 and 2014, respectively. Those costs are expected to be recognized over the remaining weighted average vesting period of 3.3 years as of September 30, 2015, and 4.0 years as of September 30, 2014.

The Company also has a non-compensatory employee stock purchase plan which allows employees to purchase stock of the Parent at a discount subject to certain limits specified by the plan.

(12) Off-Balance-Sheet Risk

In the normal course of business, the Company enters into when-issued underwriting and purchase commitments. Transactions relating to such commitments open at September 30, 2015, and subsequently settled, had no material effect on the financial statements.

The Company's normal business activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. A portion of the Company's customer activity includes the sale of securities not yet purchased and the writing of option contracts, substantially all of which are transacted on a margin basis. Customer transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell

financial instruments at prevailing market prices to fulfill the customers' obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

(13) Commitments and Contingencies

The Company conducts its operations from leased facilities. The following is a schedule by year of future minimum rental payments required under leases that have remaining non-cancelable lease terms in excess of one year as of September 30, 2015:

	Related Party	Third Party
2016	$ 1,077,480	$ 10,994,381
2017	1,093,643	9,960,674
2018	1,110,047	8,127,535
2019	—	7,085,464
2020	—	6,002,987
Thereafter	—	15,592,876
	$ 3,281,170	$ 57,763,917

The Company has a partially self-insured plan for eligible employee medical and dental expenses. At September 30, 2015 and 2014, stop loss insurance is maintained for individual claims in excess of $165,000 and $135,000, respectively, for each policy year. In addition, the Company has an aggregate stop loss in place of $9,562,456 and $8,360,392 at September 30, 2015 and 2014, respectively.

The Company is involved in various claims and litigation. In the opinion of management, following consultation with legal counsel, the ultimate liability or disposition thereof is not expected to have a material adverse effect on the financial condition, results of operations, or cash flow of the Company.

(14) Subsequent Event

The Company has evaluated events subsequent to September 30, 2015 through November 25, 2015, which is the date the financial statements were available to be issued. No events were noted that require disclosure in the footnotes to the financial statements.

Report of Independent Registered Public Accounting Firm's
Report on the Firm's Internal Control over Compliance
Required by SEC Rule 17a-5 for

D.A. Davidson & Co.

September 30, 2015

Grant Thornton

Grant Thornton LLP
Grant Thornton Tower
171 N. Clark Street, Suite 200
Chicago, IL 60601-3370

T +1 312 856 0200
F +1 312 565 4719
grantthornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
D.A. Davidson & Co.

We have examined D.A. Davidson & Co. (the Company, a wholly owned subsidiary of D.A. Davidson Companies) statements, included in the accompanying Compliance Report, that (1) the Company's internal control over compliance was effective during the period October 1, 2014 to September 30, 2015; (2) the Company's internal control over compliance was effective as of September 30, 2015; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2015; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the period October 1, 2014 to September 30, 2015; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2015, was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with § 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Grant Thornton

In our opinion, D.A. Davidson & Co.'s statements referred to above are fairly stated, in all material respects.

Grant Thornton LLP

Chicago, Illinois
November 25, 2015

D.A. Davidson & Co.

Compliance Report

For the period from October 1, 2014 to September 30, 2015

We as members of management of D.A. Davidson & Co., (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers." We are also responsible for establishing and maintaining effective internal control over compliance with 17 C.F.R. § 240.17a-5. We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. § 240.17a-5. Based on this evaluation, we state the following:

We have established and maintained Internal Control Over Compliance (as defined below) with the Financial Responsibility Rules (as defined below) for the period from October 1, 2014 to September 30, 2015.

The Internal Control Over Compliance of the Company with the Financial Responsibility Rules was effective for the period from October 1, 2014 to September 30, 2015.

The Internal Control Over Compliance of the Company with the Financial Responsibility Rules was effective as of the end of the most recent fiscal year ended September 30, 2015;

The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended September 30, 2015; and

The information the Company used to assert that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

For purposes of this assertion, Internal Control Over Compliance is defined as internal controls that have the objective of providing the broker-dealer with reasonable assurance that non-compliance with the financial responsibility rules will be prevented or detected on a timely basis. The Financial Responsibility Rules are defined as 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of the Company.

Dated: November 25, 2015

Thomas S. Nelson
Senior Vice President & Chief Financial Officer